Exhibit 99.4

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2022
Annual Shareholders' Meeting
Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A. Meeting Procedure	1

B. Meeting Agenda	2

I. Chairman’s Opening Remarks	3

II. Report Items	3

III. Matters for Ratification	4

IV. Matters for Discussion	5

V. Extemporary Motions	6

C. Attachments

1. Business Report	7

2. Audit Committee’s Review Report	9

3. Report of Independent Accountants and Financial Statements	10

4. Earnings Distribution Proposal	33

5. Comparison Table for the Amendments to Articles of Incorporation	34

6. Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting	43

7. Comparison Table for the Amendments to the Operational Procedures for Acquisition and Disposal of Assets.	70

8. List of Release the Prohibition on Directors from Participation in Competitive Business	76

D. Appendix

1. Rules of Procedure for Shareholders’ Meeting (Before Revisions)	77

2. Articles of Incorporation (Before Revisions)	83

3. Shareholdings of All Directors	92

A. Meeting Procedure

I.	Call Meeting to Order

II.	Chairman Takes Chair

III.	Chairman’s Opening Remarks

IV.	Report Items

V.	Matters for Ratification

VI.	Matters for Discussion

VII.	Extemporary Motions

VIII.	Meeting Adjourned

B. Meeting Agenda

I.	Chairman’s Opening Remarks

II.	Report Items

1.	Company’s Business Report for fiscal year 2021.

2.	Audit Committee’s Review Report of the Financial Statements.

3.	Report of the status of distributable compensation for employees and directors for fiscal year 2021.

III.	Matters for Ratification

1.	Adoption of the Business Report and Financial Statements for fiscal year 2021.

2.	Adoption of the earnings distribution plan for fiscal year 2021.

IV.	Matters for Discussion

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Amendments to the Operational Procedures for Acquisition and Disposal of Assets.

4.	Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.

V.	Extemporary Motions

VI.	Meeting Adjourned

Shareholders’ meeting will be held by means of: Physical shareholders’ meeting

Time: 9:00 a.m., May 26, 2022 (Thursday)

Place: Hsinchu Science Park Life Hub

(Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan) Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.	Chairman’s Opening Remarks

II.	Report Items

Item 1

Subject: Company’s Business Report for fiscal year 2021.

Explanatory Note:

Please refer to Attachment 1, page 7~8, for 2021 Business Report.

Item 2

Subject: Audit Committee’s Review Report of the Financial Statements.

Explanatory Note:

Please refer to Attachment 2, page 9, for Audit Committee’s Review Report.

Item 3

Subject: Report of the status of distributable compensation for employees and directors for fiscal year 2021.

Explanatory Note:

1.

Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.

2.

Company’s profit before tax prior to the deduction of the distributable compensation of employees and directors for 2021 was NT$6,733,867,285. It is proposed to set aside NT$673,386,728 as employees’ compensation, and NT$25,690,164 as directors’ remuneration, all in cash.

3.	The foregoing amounts have been adopted by the Board of Directors after being reviewed by the Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the Business Report and Financial Statements for fiscal year 2021.

Explanatory Note:

1.

The Company’s 2021 Business Report and consolidated and parent company only Financial Statements have been reviewed by the Audit Committee and approved by the Board of Directors. It is hereby submitted to the annual shareholders’ meeting for approval.

2.	2021 Business Report, Report of Independent Accountants, and the aforementioned Financial Statements please refer to Attachment 1 on page 7~8, Attachments 3-1 and 3-2 on page 10~32.

3.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2021.

Explanatory Note:

1.

The Company has earnings in 2021. The Company plans to distribute dividends in the amount of NT$3,127,132,542 at NT$4.3 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Earnings Distribution Proposal please refer to Attachment 4, page 33.

2.

The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by the 2022 annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.

The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$1 of the distribution shall be recognized as Company’s other income.

4.	This item has been approved by the Audit Committee and approved by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.

5.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.	Matters for Discussion

Item 1	Proposed by the Board of Directors

Subject: Amendments to Articles of Incorporation.

Explanatory Note:

1.	The Company plans to amend Articles of Incorporation pursuant to the Ministry of Economic Affairs amending certain articles of the Company Act.

2.	Please refer to Attachment 5, page 34~42, for Comparison Table for the Amendments to Articles of Incorporation.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Amendments to the Rules of Procedure for Shareholders’ Meeting.

Explanatory Note:

1.

The Company plans to amend the Rules of Procedure for Shareholders’ Meeting pursuant to the Taiwan Stock Exchange Corporation amending certain articles of Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 6, page 43~69, for Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 3	Proposed by the Board of Directors

Subject: Amendments to the Operational Procedures for Acquisition and Disposal of Assets.

Explanatory Note:

1.

The Company plans to amend the Operational Procedures for Acquisition or Disposal of Assets pursuant to the Financial Supervisory Commission amending certain articles of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

2.	Please refer to Attachment 7, page 70~75, for Comparison Table for the Amendments to the Operational Procedures for Acquisition and Disposal of Assets.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 4	Proposed by the Board of Directors

Subject: Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.

Explanatory Note:

1.

According to Article 209 of the Company Act, a director who does anything for himself or on behalf of another person that is within the scope of the company’s business, shall explain to the meeting of shareholders the essential contents of such an act and secure its approval.

2.	It is hereby proposed to release the prohibition on directors from participation in competitive business at the 2022 annual shareholders’ meeting.

3.	Please refer to Attachment 8, page 76, for List of Release the Prohibition on Directors from Participation in Competitive Business.

4.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

V.	Extemporary Motions

VI.	Meeting Adjourned

Attachment 1

Business Report

2021 was still full of challenges for ChipMOS, under the influence of many factors such as the global COVID-19 epidemic and supply chain shortages. However, ChipMOS was benefitted from the change in demand caused by the epidemic and the strong demand from customer driven by the semiconductor industry recovery in 2021. Both revenue and gross margin rate significantly grew and increased compared to 2020. Revenue and profit of 2021 were the new record high of ChipMOS. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward expanding the core technologies and product developments to maintain growth momentum and improve profitability. The followings are the major operating results of 2021:

Operating Result

Consolidated revenue for the fiscal year ended December 31, 2021 was NT$27.4 billion, which reflects 19.1% growth from 2020. The consolidated gross margin for the year increased to 26.5%. Regarding to the products, memory product revenue grew 19.8% from 2020, and represented 42.5% of 2021 total revenue. Flash product revenue, driven by automotive, gaming, new consumer product and other new business, significantly grew 33.6% and represented 24.9% of 2021 total revenue. The revenue of flat panel display driver IC (DDIC) related products, including gold bump grew 15.0% and represented 46.8% of 2021 total revenue.

Financial Performance

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. The profit attributable to equity holders of the Company and the basic earnings per share were NT$5.06 billion and NT$6.96. Till the end of 2021, the aggregated amount of ChipMOS’ consolidated assets was NT$42.52 billion and the cash and cash equivalents was NT$5.91 billion. The consolidated liabilities was NT$18.14 billion with the consolidated liabilities to assets ratio of 42.7%. The equity attributable to equity holders of the Company was NT$24.38 billion with the Return on Equity (ROE) was 22.4% for 2021.

Technological Developments

Single integrated device, and the thinning & small foot print requirements are driving the packaging technology development with the rising of emerging applications such as AI and 5G, and the popularity of mobile devices. We completed the following technologies development results in 2021:

(1)	Wafer level packaging: Narrow W/S: 3um/3um of RDL Cu line technologies and shrink ball mount technologies of thin wafer for WLP.

(2)	Multi-chip stack and System in Packing technologies for ultra-thin chip (<50um) assembly solution.

(3)	Hybrid package by integration of wire binding & flip-chip process to offer total solution for UFS device.

(4)	Double-siÞd Heat Sink/ High conductivity material development is applied in thermal packaging services for high-resolution panels.

Honors and Awards

ChipMOS is committed to improving the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN’s sustainable development goals (SDGs) by specific solid actions. ChipMOS was awarded Sustainability Comprehensive Award & Gold Award of Corporate Sustainability Report of 2021 Taiwan Corporate Sustainability Awards (TCSA). And received recognition for High Distinction Award of Promoting Workplace Work Equal Rights of Southern Taiwan Science Park (STSP).

Outlook

Keep moving forward to deliver high technology, outstanding quality with reliable packaging and testing solutions are the unwavering principles of ChipMOS since its inception. By catching up the industry trend, grasping the opportunity of product growth and continuously consolidating the company’s product line, ChipMOS could continue to keep moving forward and growing in the intensified market competition under the influence of down cycle and other external issues. In face of more and more severe industrial environments and challenges, ChipMOS will continuously focus on the core technology development and innovation, to cooperate with customers for reducing operating costs. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them. To maximize value for our shareholders is our endeavor goal.

Looking ahead to 2022 and beyond, ChipMOS will continue to focus on the niche market about automotive electronics, as well as high-growth markets about smart mobile devices which are driven by the automation and intellectualized in industrial. By offering leading edge and reliable semi-conductor back end turnkey solutions that integrated wafer bumping and assembly, to meet the industry demand and customers’ requirements. ChipMOS is also driving higher efficiency and profit through increased AI and automation to further reduce the operating cost to be able to drive growth in revenue and profitability. We thank you for your continuous support.

Chairman: Shih-Jye Cheng        President: Shih-Jye Cheng        Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2021 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

February 24, 2022

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group’s 2021 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s 2021 consolidated financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(26) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(19) for details of the revenue.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Group recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$21,500,435 thousand for the year ended December 31, 2021. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.

Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.

2.

Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.

3.

Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$304,437 thousand and NT$250,769 thousand, constituting 0.7% and 0.7% of the consolidated total assets as of December 31, 2021 and 2020, respectively, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$61,284 thousand and NT$37,976 thousand, constituting 1.2% and 1.5% of the consolidated total comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion with other matters paragraph on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2021 and 2020.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountants’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.

We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang
For and on behalf of PricewaterhouseCoopers, Taiwan
February 24, 2022

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2021		December 31, 2022
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$5,906,176	14	$4,113,651	12
1110	Current financial assets at fair value through profit or loss	6(2)	359,960	1	53,120	—
1136	Current financial assets at amortized cost	6(3)	29,239	—	206,482	1
1140	Current contract assets	6(19)	400,255	1	389,016	1
1150	Notes receivable, net		1,035	—	599	—
1170	Accounts receivable, net	6(4)	6,344,246	15	5,364,156	15
1200	Other receivables		86,879	—	51,436	—
1220	Current tax assets		389	—	—	—
130X	Inventories	6(5)	3,207,177	8	2,102,075	6
1410	Prepayments		149,947	—	75,568	—

11XX	Total current assets		16,485,303	39	12,356,103	35

	Non-current assets
1510	Non-current financial assets at fair value through profit or loss	6(2)	—	—	10,368	—
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	384,521	1	262,007	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,539	—	48,319	—
1550	Investments accounted for using equity method	6(7)	3,900,449	9	3,271,677	9
1600	Property, plant and equipment	6(8) and 8	20,111,121	47	17,994,686	51
1755	Right-of-use assets	6(9)	835,805	2	859,069	3
1840	Deferred tax assets	6(27)	180,598	1	185,691	1
1920	Refundable deposits		21,278	—	21,186	—
1990	Other non-current assets		565,970	1	71,708	—

15XX	Total non-current assets		26,037,281	61	22,724,711	65

1XXX	Total assets		$42,522,584	100	$35,080,814	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2021		December 31, 2020
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(10)(30)	$731,751	2	$—	—
2150	Notes payable		23	—	2,899	—
2170	Accounts payable	6(11)	1,012,391	2	966,821	3
2200	Other payables	6(12)	4,378,439	10	3,249,403	9
2230	Current tax liabilities		814,053	2	474,765	1
2250	Current provisions		4,281	—	3,463	—
2280	Current lease liabilities	6(30)	169,782	1	132,549	1
2310	Receipts in advance		—	—	10,790	—
2320	Long-term bank loans, current portion	6(13)(30) and 8	46,826	—	748,353	2
2365	Current refund liabilities		9,849	—	9,864	—
2399	Other current liabilities		14,221	—	21,059	—

21XX	Total current liabilities		7,181,616	17	5,619,966	16

	Non-current liabilities
2540	Long-term bank loans	6(13)(30) and 8	9,366,539	22	6,985,212	20
2570	Deferred tax liabilities	6(27)	261,973	1	300,179	1
2580	Non-current lease liabilities	6(30)	681,469	2	737,946	2
2630	Long-term deferred revenue		120,188	—	72,438	—
2640	Net defined benefit liability, non-current	6(14)	503,288	1	511,651	2
2645	Guarantee deposits	6(30)	21,625	—	21,670	—

25XX	Total non-current liabilities		10,955,082	26	8,629,096	25

2XXX	Total liabilities		18,136,698	43	14,249,062	41

	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(15)
3110	Capital stock—common stock		7,272,401	17	7,272,401	21
	Capital surplus	6(16)
3200	Capital surplus		6,064,485	14	6,059,651	17
	Retained earnings	6(17)
3310	Legal reserve		2,070,505	5	1,837,894	5
3320	Special reserve		—	—	19,802	—
3350	Unappropriated retained earnings		8,740,451	20	5,498,370	15
	Other equity interest	6(18)
3400	Other equity interest		238,044	1	143,634	1

31XX	Equity attributable to equity holders of the Company		24,385,886	57	20,831,752	59

3XXX	Total equity		24,385,886	57	20,831,752	59

	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$42,522,584	100	$35,080,814	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2021			2020
Items		Notes	Amount		%	Amount		%
4000	Revenue	6(19)		$27,400,035	100		$23,011,381	100
5000	Cost of revenue	6(5)(25)(26)		(20,146,057)	(74)		(17,979,208)	(78)

5900	Gross profit			7,253,978	26		5,032,173	22

	Operating expenses	6(25)(26)
6100	Sales and marketing expenses			(73,928)	—		(56,978)	—
6200	General and administrative expenses			(604,029)	(2)		(528,759)	(2)
6300	Research and development expenses			(1,139,219)	(4)		(1,015,512)	(5)

6000	Total operating expenses			(1,817,176)	(6)		(1,601,249)	(7)

6500	Other income (expenses), net	6(20)		125,587	—		135,578	1

6900	Operating profit			5,562,389	20		3,566,502	16

	Non-operating income (expenses)
7100	Interest income	6(21)		9,980	—		27,778	—
7010	Other income	6(22)		34,496	—		21,157	—
7020	Other gains and losses	6(23)		(65,829)	—		(323,267)	(1)
7050	Finance costs	6(24)		(131,184)	—		(171,482)	(1)
7060	Share of gain (loss) of associates and joint ventures accounted for using equity method	6(7)		625,733	2		(147,329)	(1)

7000	Total non-operating income (expenses)			473,196	2		(593,143)	(3)

7900	Profit before income tax			6,035,585	22		2,973,359	13
7950	Income tax expense	6(27)		(976,516)	(3)		(605,876)	(3)

8200	Profit for the year			$5,059,069	19		$2,367,483	10

	Other comprehensive income (loss)
8311	Loss on remeasurements of defined benefit plans	6(14)		($14,999)	—		($51,990)	—
8316	Unrealized gain on valuation of equity instruments at fair value through other comprehensive income	6(6)		122,514	—		140,199	1
8320	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)		28,843	—		23,143	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(27)		(21,504)	—		(17,642)	—

8310	Components of other comprehensive income that will not be reclassified to profit or loss			114,854	—		93,710	1

8361	Exchange differences on translation of foreign operations	6(18)		(24,695)	—		28,352	—

8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss			(24,695)	—		28,352	—

8300	Other comprehensive income, net of income tax			$90,159	—		$122,062	1

8500	Total comprehensive income for the year			$5,149,228	19		$2,489,545	11

9750	Earnings per share - basic	6(28)	$		6.96	$		3.26

9850	Earnings per share - diluted	6(28)	$		6.81	$		3.21

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to equity holders of the Company
				Retained earnings			Other equity interest
	Notes	Capital stock– common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
Year 2020
Balance at January 1, 2020		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$19,651,239

Profit for the year		—	—	—	—	2,367,483	—	—	2,367,483
Other comprehensive (loss) income	6(18)	—	—	—	—	(41,374)	28,352	135,084	122,062

Total comprehensive income for the year		—	—	—	—	2,326,109	28,352	135,084	2,489,545

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	258,416	—	(258,416)	—	—	—
Special reserve		—	—	—	19,802	(19,802)	—	—	—
Cash dividends		—	—	—	—	(1,309,032)	—	—	(1,309,032)

Balance at December 31, 2020		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$20,831,752

Year 2021
Balance at January 1, 2021		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$20,831,752

Profit for the year		—	—	—	—	5,059,069	—	—	5,059,069
Other comprehensive (loss) income	6(18)	—	—	—	—	(4,251)	(24,695)	119,105	90,159

Total comprehensive income (loss) for the year		—	—	—	—	5,054,818	(24,695)	119,105	5,149,228

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	232,611	—	(232,611)	—	—	—
Special reserve		—	—	—	(19,802)	19,802	—	—	—
Cash dividends		—	—	—	—	(1,599,928)	—	—	(1,599,928)
Changes in associates accounted for using equity method	6(16)	—	4,834	—	—	—	—	—	4,834

Balance at December 31, 2021		$7,272,401	$6,064,485	$2,070,505	$—	$8,740,451	($86,025)	$324,069	$24,385,886

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$6,035,585	$2,973,359
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(25)	4,634,112	4,175,519
Expected credit losses		299	264
Interest expense	6(24)	120,998	162,400
Interest income	6(21)	(9,980)	(27,778)
Dividend income	6(22)	(4,690)	(3,229)
Share of (gain) loss of associates and joint ventures accounted for using equity method		(625,733)	147,329
Gain on valuation of financial assets at fair value through profit or loss	6(2)(23)	(15,262)	(24,015)
Gain on disposal of property, plant and equipment	6(20)	(33,935)	(48,070)
Gain from lease modifications	6(20)	(891)	—
Impairment loss on property, plant and equipment	6(8)(20)	4,843	—
Deferred income		(12,389)	(10,143)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		(290,637)	(28,435)
Current contract assets		(11,242)	(11,150)
Notes receivable		(436)	166
Accounts receivable		(980,380)	(911,521)
Accounts receivable—related parties		—	1,045
Other receivables		(46,089)	13,529
Other receivables—related parties		—	4,923
Inventories		(1,105,102)	(334,433)
Prepayments		(67,401)	(10,485)
Other non-current assets		6,915	6,337
Changes in operating liabilities
Current contract liabilities		—	(1,231)
Notes payable		(2,876)	2,899
Accounts payable		45,570	167,273
Other payables		471,766	112,151
Current provisions		818	1,465
Current refund liabilities		(15)	(16,136)
Other current liabilities		(6,838)	(11,183)
Net defined benefit liability, non-current		(23,362)	(20,446)

Cash generated from operations		8,083,648	6,310,404
Interest received		10,344	32,817
Dividend received		17,140	23,229
Interest paid		(99,857)	(150,135)
Income tax paid		(691,566)	(276,079)

Net cash generated from operating activities		7,319,709	5,940,236

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in financial assets at amortized cost		$188,023	($17,381)
Acquisition of property, plant and equipment	6(29)	(5,881,506)	(3,961,026)
Proceeds from disposal of property, plant and equipment		120,586	87,107
Increase in refundable deposits		(92)	(41)
Proceeds from disposal of financial assets at fair value through profit or loss		9,427	—
Increase in other non-current assets		(501,177)	(10,919)
Increase in long-term deferred revenue		49,349	85,909
Proceeds from capital reduction of investments accounted for using equity method		—	17,000

Net cash used in investing activities		(6,015,390)	(3,799,351)

CASH FLOWS FROM FINANCING ACTIVITIES	6(30)
Proceeds from short-term bank loans		2,195,726	151,071
Payments on short-term bank loans		(1,463,975)	(151,071)
Payments on lease liabilities		(289,668)	(84,928)
Proceeds from long-term bank loans		4,908,782	4,429,593
Payments on long-term bank loans		(3,256,450)	(5,756,450)
(Decrease) increase in guarantee deposits		(45)	575
Cash dividend paid	6(17)	(1,599,928)	(1,309,032)

Net cash generated from (used in) financing activities		494,442	(2,720,242)

Effect of foreign exchange rate changes		(6,236)	(11,076)

Net increase (decrease) in cash and cash equivalents		1,792,525	(590,433)
Cash and cash equivalents at beginning of year		4,113,651	4,704,084

Cash and cash equivalents at end of year		$5,906,176	$4,113,651

The accompanying notes are an integral part of these consolidated financial statements.

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2021 and 2020, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2021 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2021 parent company only financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(25) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimate and assumptions of revenue recognition; and Note 6(19) for details of the revenue.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Company recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$21,500,435 thousand for the year ended December 31, 2021. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.

Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.

2.

Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.

3.

Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the parent company only financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$304,437 thousand and NT$250,769 thousand, constituting 0.7% and 0.7% of the total assets as of December 31, 2021 and 2020, respectively, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$61,284 thousand and NT$37,976 thousand, constituting 1.2% and 1.5% of the total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountants’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang

For and on behalf of PricewaterhouseCoopers, Taiwan

February 24, 2022

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2021		December 31, 2020
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$5,687,767	13	$4,077,084	12
1110	Current financial assets at fair value through profit or loss	6(2)	359,960	1	53,120	—
1140	Current contract assets	6(19)	400,255	1	389,016	1
1150	Notes receivable, net		1,035	—	599	—
1170	Accounts receivable, net	6(4)	6,344,246	15	5,364,156	16
1200	Other receivables		86,569	—	49,961	—
130X	Inventories	6(5)	3,207,177	8	2,102,075	6
1410	Prepayments		148,937	—	74,068	—

11XX	Total current assets		16,235,946	38	12,110,079	35

	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	384,521	1	262,007	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,539	—	48,319	—
1550	Investments accounted for using equity method	6(7)	4,146,429	10	3,532,303	10
1600	Property, plant and equipment	6(8) and 8	20,110,329	47	17,994,126	51
1755	Right-of-use assets	6(9)	830,264	2	847,667	2
1840	Deferred tax assets	6(27)	180,598	1	185,691	1
1920	Refundable deposits		19,960	—	20,420	—
1990	Other non-current assets		565,970	1	71,708	—

15XX	Total non-current assets		26,275,610	62	22,962,241	65

1XXX	Total assets		$42,511,556	100	$35,072,320	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2021		December 31, 2020
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(10)(30)	$731,751	2	$—	—
2150	Notes payable		23	—	2,899	—
2170	Accounts payable	6(11)	1,012,391	2	966,821	3
2200	Other payables	6(12)	4,369,890	10	3,248,974	9
2220	Other payables—related parties		3,200	—	3,358	—
2230	Current tax liabilities		814,053	2	474,765	1
2250	Current provisions		4,281	—	3,463	—
2280	Current lease liabilities	6(30)	164,133	1	126,948	1
2310	Receipts in advance		—	—	10,790	—
2320	Long-terms bank loans, current portion	6(13)(30)	46,826	—	748,353	2
2365	Current refund liabilities		9,849	—	9,864	—
2399	Other current liabilities		14,191	—	21,050	—

21XX	Total current liabilities		7,170,588	17	5,617,285	16

	Non-current liabilities
2540	Long-term bank loans	6(13)(30)	9,366,539	22	6,985,212	20
2570	Deferred tax liabilities	6(27)	261,973	1	300,179	1
2580	Non-current lease liabilities	6(30)	681,469	2	732,133	2
2630	Long-term deferred revenue		120,188	—	72,438	—
2640	Net defined benefit liability, non-current	6(14)	503,288	1	511,651	2
2645	Guarantee deposits	6(30)	21,625	—	21,670	—

25XX	Total non-current liabilities		10,955,082	26	8,623,283	25

2XXX	Total liabilities		18,125,670	43	14,240,568	41

	Equity
	Capital stock	6(15)
3110	Capital stock—common stock		7,272,401	17	7,272,401	21
	Capital surplus	6(16)
3200	Capital surplus		6,064,485	14	6,059,651	17
	Retained earnings	6(17)
3310	Legal reserve		2,070,505	5	1,837,894	5
3320	Special reserve		—	—	19,802	—
3350	Unappropriated retained earnings		8,740,451	20	5,498,370	16
	Other equity interest	6(18)
3400	Other equity interest		238,044	1	143,634	—

3XXX	Total equity		24,385,886	57	20,831,752	59

	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$42,511,556	100	$35,072,320	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2021		2020
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(19)	$27,400,035	100	$23,011,381	100
5000	Cost of revenue	6(5)(25)(26)	(20,146,057)	(74)	(17,979,208)	(78)

5900	Gross profit		7,253,978	26	5,032,173	22

	Operating expenses	6(25)(26) and 7
6100	Sales and marketing expenses		(117,750)	—	(96,635)	(1)
6200	General and administrative expenses		(553,235)	(2)	(478,907)	(2)
6300	Research and development expenses		(1,139,220)	(4)	(1,015,512)	(4)

6000	Total operating expenses		(1,810,205)	(6)	(1,591,054)	(7)

6500	Other income (expenses), net	6(20)	125,587	—	135,602	1

6900	Operating profit		5,569,360	20	3,576,721	16

	Non-operating income (expenses)
7100	Interest income	6(21)	8,763	—	25,317	—
7010	Other income	6(22)	34,496	—	21,157	—
7020	Other gains and losses	6(23)	(64,334)	—	(321,815)	(1)
7050	Finance costs	6(24)	(131,089)	—	(171,387)	(1)
7070	Share of gain (loss) of subsidiaries, associates and joint ventures accounted for using equity method		617,594	2	(157,880)	(1)

7000	Total non-operating income (expenses)		465,430	2	(604,608)	(3)

7900	Profit before income tax		6,034,790	22	2,972,113	13
7950	Income tax expense	6(27)	(975,721)	(3)	(604,630)	(3)

8200	Profit for the year		$5,059,069	19	$2,367,483	10

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2021			2020
Items		Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	Loss on remeasurements of defined benefit plans	6(14)		($14,999)	—		($51,990)	—
8316	Unrealized gain on valuation of equity instruments at fair value through other comprehensive income	6(6)(18)		122,514	—		140,199	1
8330	Share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)		28,843	—		23,143	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(27)		(21,504)	—		(17,642)	—

8310	Components of other comprehensive income that will not be reclassified to profit or loss			114,854	—		93,710	1

8361	Exchange differences on translation of foreign operations			(24,695)	—		28,352	—

8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss			(24,695)	—		28,352	—

8300	Other comprehensive income, net of income tax			$90,159	—		$122,062	1

8500	Total comprehensive income for the year			$5,149,228	19		$2,489,545	11

9750	Earnings per share-basic	6(28)	$		6.96	$		3.26

9850	Earnings per share-diluted	6(28)	$		6.81	$		3.21

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings			Other equity interest
	Notes	Capital stock -common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
Year 2020
Balance at January 1, 2020		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$19,651,239

Profit for the year		—	—	—	—	2,367,483	—	—	2,367,483
Other comprehensive (loss) income	6(18)	—	—	—	—	(41,374)	28,352	135,084	122,062

Total comprehensive income for the year		—	—	—	—	2,326,109	28,352	135,084	2,489,545

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	258,416	—	(258,416)	—	—	—
Special reserve		—	—	—	19,802	(19,802)	—	—	—
Cash dividends		—	—	—	—	(1,309,032)	—	—	(1,309,032)

Balance at December 31, 2020		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$20,831,752

Year 2021
Balance at January 1, 2021		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$20,831,752

Profit for the year		—	—	—	—	5,059,069	—	—	5,059,069
Other comprehensive (loss) income	6(18)	—	—	—	—	(4,251)	(24,695)	119,105	90,159

Total comprehensive income (loss) for the year		—	—	—	—	5,054,818	(24,695)	119,105	5,149,228

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	232,611	—	(232,611)	—	—	—
Reversal of special reserve		—	—	—	(19,802)	19,802	—	—	—
Cash dividends		—	—	—	—	(1,599,928)	—	—	(1,599,928)
Changes in associates accounted for using equity method	6(16)	—	4,834	—	—	—	—	—	4,834

Balance at December 31, 2021		$7,272,401	$6,064,485	$2,070,505	$—	$8,740,451	($86,025)	$324,069	$24,385,886

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$6,034,790	$2,972,113
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(25)	4,626,307	4,169,565
Expected credit losses		299	264
Interest expense	6(24)	120,903	162,305
Interest income	6(21)	(8,763)	(25,317)
Dividends income	6(22)	(4,690)	(3,229)
Share of loss of subsidiaries and associates accounted for using equity method		(617,594)	157,880
Gain on valuation of financial assets at fair value through profit or loss	6(2)(23)	(16,203)	(24,685)
Gain on disposal of property, plant and equipment	6(20)	(33,935)	(48,094)
Gain from lease modifications	6(20)	(891)	—
Impairment loss on property, plant and equipment	6(8)(20)	4,843	—
Deferred income		(12,389)	(10,143)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		(290,637)	(28,435)
Current contract assets		(11,242)	(11,150)
Notes receivable		(436)	166
Accounts receivable		(980,380)	(911,521)
Accounts receivable-related parties		—	1,045
Other receivables		(47,242)	14,900
Other receivables-related parties		—	4,923
Inventories		(1,105,102)	(334,433)
Prepayments		(67,223)	(8,985)
Other non-current assets		6,915	6,337
Changes in operating liabilities
Current contract liabilities		—	(1,231)
Notes payable		(2,876)	2,899
Accounts payable		45,570	167,273
Other payables		463,551	111,627
Other payables-related parties		(158)	730
Current provisions		818	1,465
Current refund liabilities		(15)	(16,136)
Other current liabilities		(6,859)	(11,192)
Net defined benefit liability, non-current		(23,362)	(20,446)

Cash generated from operations		8,074,000	6,318,495
Interest received		9,115	30,436
Dividend received		17,140	23,229
Interest paid		(99,762)	(150,040)
Income tax paid		(691,050)	(273,986)

Net cash generated from operating activities		7,309,443	5,948,134

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in financial assets at amortized cost		$10,780	$20,131
Acquisition of property, plant and equipment	6(29)	(5,881,085)	(3,960,543)
Proceeds from disposal of property, plant and equipment		120,586	87,107
Decrease (increase) in refundable deposits		460	(98)
Increase in other non-current assets		(501,177)	(10,919)
Proceeds from capital reduction of investments accounted for using equity method		—	17,000
Acquisition of investments accounted for using equity method	6(7) and 7	—	(15,113)
Increase in long-term deferred revenue		49,349	85,909

Net cash used in investing activities		(6,201,087)	(3,776,526)

CASH FLOWS FROM FINANCING ACTIVITIES	6(30)
Proceeds from short-term bank loans		2,195,726	151,071
Payments on short-term bank loans		(1,463,975)	(151,071)
Payments on lease liabilities		(281,782)	(78,575)
Proceeds from long-term bank loans		4,908,782	4,429,593
Payments on long-term bank loans		(3,256,450)	(5,756,450)
(Decrease) increase in guarantee deposits		(45)	575
Cash dividend paid	6(17)	(1,599,928)	(1,309,032)

Net cash generated from (used in) financing activities		502,327	(2,713,889)

Net increase (decrease) in cash and cash equivalents		1,610,683	(542,281)
Cash and cash equivalents at beginning of year		4,077,084	4,619,365

Cash and cash equivalents at end of year		$5,687,767	$4,077,084

The accompanying notes are an integral part of these financial statements.

Attachment 4

ChipMOS TECHNOLOGIES INC.
Earnings Distribution Proposal 2021

Unit: NT$

Items	Total	Amount	Note
Unappropriated retained earnings at January 1, 2021		$3,685,632,840
After tax earnings of year 2021	5,059,069,139
Less: Remeasurement of defined benefit plans	(11,999,499)
Add: Impact from investment accounted for using equity method	7,748,865

After tax earnings of year plus items other than after earnings of year		5,054,818,505
Less: Appropriation of legal reserve		(505,481,851)

Retained earnings available for distribution as of December 31, 2021
Distribution items		8,234,969,494

Dividends to shareholders (NT$4.3 per share)		(3,127,132,542)
Unappropriated retained earnings at December 31, 2021		$5,107,836,952

Note 1:	As of December 31, 2021, the number of the Company’s outstanding shares entitled to participate in distribution are 727,240,126 shares.
Note 2:	The distribution of less than $1 (fractional share) cash dividends are recognized as other income.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

Articles of Incorporation

After the Amendment	Before the Amendment	Note

Article 4 The Company may provide guarantee as required by its business operations in accordance with the Operational Procedures for Endorsements and Guarantees.	Article 4 The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.	Amend in compliance with the Company’s “Operational Procedures for Endorsements and Guarantees”.

Article 9

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations. The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

The Company had engaged a third party to handle its shareholder services.

After the Amendment	Before the Amendment	Note

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

Amend Chinese wording.

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year and shall be convened within six months after the close of each fiscal year in accordance with the law. Special meetings shall be held when necessary according to the law.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature or chop affixed that comply with Article 177 of the Company Act.

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary. In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company shall adopt exercise of voting rights by electronic means and may adopt exercise of voting rights by correspondence. The method of exercise shall be conducted in accordance with the relevant laws and regulations.

Amend in compliance with the Article 170, Article 177 and Article 177-1 of the Company Act and the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and amend the Company’s “Rules of Procedure for Shareholders’ Meeting”.

After the Amendment	Before the Amendment	Note

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act. Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act, Article 26-1 and Article 43-6 of the Securities and Exchange Act, Article 56-1 and Article 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions. The meeting convened by the shareholders’ meeting has specified the full re-election of directors, and stated the date of appointment. After the election of the shareholders’ meeting is completed, the same meeting shall not change its appointment date by temporary motion or other methods.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and amend the Company’s “Rules of Procedure for Shareholders’ Meeting”.

After the Amendment	Before the Amendment	Note

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Amend Chinese wording.

Article 11-3

The shareholders’ meeting of the Company can be held by means of visual communication network or other methods promulgated by the central competent authority. In case a shareholders’ meeting is proceeded via visual communication network, the shareholders taking part in such a visual communication meeting shall be deemed to have attended the meeting in person.

	(None)	Amend pursuant to the amendment of the Article 172-2 of the Company Act.

(Delete)

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Delete the paragraph which does not apply to public companies.

After the Amendment	Before the Amendment	Note

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued share.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy.

Amend wording.

Article 14

The shareholders’ meeting convened by the board of directors shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and amend the Company’s “Rules of Procedure for Shareholders’ Meeting”.

After the Amendment	Before the Amendment	Note

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson of the meeting and shall be distributed to the shareholders within twenty days after the meeting. The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the voting results (including the numbers of votes). If there is the election of directors at the shareholders’ meeting, the numbers of votes with which they were elected shall be announced, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and amend the Company’s “Rules of Procedure for Shareholders’ Meeting”.

After the Amendment	Before the Amendment	Note

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers. The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers. The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities.

In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Delete the paragraph which does not apply to public companies.

Article 16-2 The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Amend in compliance with the Article 20 of the “Articles of Incorporation”.

After the Amendment	Before the Amendment	Note

Article 17

(Omitted)

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via visual communication meeting, the directors who attend the meeting via visual communication meeting shall be deemed as attending the meeting in person.

Article 17

(Omitted)

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Amend wording.

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Amend Chinese wording.

After the Amendment	Before the Amendment	Note

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. ...(Omitted)... The twentieth amendment was made on July 12, 2021. The twenty-first amendment was made on May 26, 2022.

	Article 28 These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. ...(Omitted)... The twentieth amendment was made on July 12, 2021.	Incorporate in the Date of this Amendment.

Attachment 6

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Rules of Procedure for Shareholders’ Meeting

After the Amendment	Before the Amendment	Note

II

The Company shall specify the time and place for shareholders, solicitors and proxies (collectively “shareholders”) sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff. For the virtual shareholders meeting, shareholders may begin to register on the virtual meeting platform 30 minutes before the meeting starts. Shareholders completing registration will be deemed as attend the shareholders meeting in person. Shareholders shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. The Company may not arbitrarily add requirements for other documents beyond those showing eligibility to attend presented by shareholders. Solicitors soliciting proxy forms shall also bring identification documents for verification.

	II The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.
The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

After the Amendment	Before the Amendment	Note
The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.	The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.	The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting. When a juristic person is appointed to attend as proxy, it may designate only one person to represent it in the meeting. In the event of a virtual shareholders meeting, shareholders wishing to attend the meeting online shall register with the Company two days before the meeting date. In the event of a virtual shareholders meeting, the Company shall upload the meeting agenda book, annual report and other meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.	Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

II.1 For each shareholders meeting, a shareholder may appoint a proxy to attend the meeting by providing the proxy form issued by the Company and stating the scope of the proxy’s authorization.	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note

A shareholder may issue only one proxy form and appoint only one proxy for any given shareholders meeting, and shall deliver the proxy form to the Company before five days before the date of the shareholders meeting. When duplicate proxy forms are delivered, the one received earliest shall prevail unless a declaration is made to cancel the previous proxy appointment. After a proxy form has been delivered to the Company, if the shareholder intends to attend the meeting in person or to exercise voting rights by correspondence or electronically, a written notice of proxy cancellation shall be submitted to the Company before two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

If, after a proxy form is delivered to the Company, a shareholder wishes to attend the shareholders meeting online, a written notice of proxy cancellation shall be submitted to the Company two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

II.2 To convene a virtual shareholders meeting, the Company shall include the follow particulars in the	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders

After the Amendment	Before the Amendment	Note
shareholders meeting notice:		Meetings”.

1.  How shareholders attend the virtual meeting and exercise their rights.

2.  Actions to be taken if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events, at least covering the following particulars:

A. To what time the meeting is postponed or from what time the meeting will resume if the above obstruction continues and cannot be removed, and the date to which the meeting is postponed or on which the meeting will resume.

B. Shareholders not having registered to attend the affected virtual shareholders meeting shall not attend the postponed or resumed session.

C. In case of a hybrid shareholders meeting, when the virtual meeting cannot be continued, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue. The shares represented by

After the Amendment	Before the Amendment	Note

shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, and the shareholders attending the virtual meeting online shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

D. Actions to be taken if the outcome of all proposals have been announced and extraordinary motion has not been carried out.

3. To convene a virtual-only shareholders meeting, appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online shall be specified.
III Voting at the Meeting shall be calculated based on the number of shares.	III Attendance and voting at the Meeting shall be based on the number of shares.	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

With respect to resolutions of shareholders meeting, the number of shares held by a shareholder with no voting rights shall not be calculated as part of the total number of issued shares.

When a shareholder is an interested party in relation to an agenda item, and there is the likelihood that such a relationship would prejudice the interests of the Company, that shareholder may not vote on that item, and may not exercise voting rights as proxy for any other shareholder.

After the Amendment	Before the Amendment	Note
The number of shares for which voting rights may not be exercised under the preceding paragraph shall not be calculated as part of the voting rights represented by attending shareholders.

With the exception of a trust enterprise or a shareholder services agent approved by the competent securities authority, when one person is concurrently appointed as proxy by two or more shareholders, the voting rights represented by that proxy may not exceed three percent of the voting rights represented by the total number of issued shares. If that percentage is exceeded, the voting rights in excess of that percentage shall not be included in the calculation.

IV

The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m. Full consideration shall be given to the opinions of the independent directors with respect to the place and time of the meeting. The restrictions on the place of the meeting shall not apply when the Company convenes a virtual-only shareholders meeting.

IV

The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.
The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

It is advisable that shareholders meeting convened by the board of directors be chaired by the chairman in person and attended by a majority of the directors, and Audit Committee convener in person and at least one member of each functional committee on behalf of the committee. The attendance shall be recorded in the meeting minutes.

After the Amendment	Before the Amendment	Note
If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting. When there are two or more such convening parties, they shall mutually select a chair from among themselves.	If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VII

(1~2: Omitted)

Where a shareholders meeting is held online, the Company shall keep records of shareholder registration, sign-in, check-in, questions raised, votes cast and results of votes counted by the Company, and continuously audio and video record, without interruption, the proceedings of the virtual meeting from beginning to end.

The information and audio and video recording in the preceding paragraph shall be properly kept by the Company during the entirety of its existence, and copies of the audio and video recording shall be provided to and kept by the party appointed to handle matters of the virtual meeting. In case of a virtual shareholders meeting, the Company is advised to audio and video record the back-end operation interface of the virtual meeting platform.

	VII (1~2: Omitted)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards, and the shares checked in on the virtual meeting platform plus the number of shares whose voting rights exercised in writing or by electronic method.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

(2: Omitted)

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned. In the event of a virtual shareholders meeting, the Company shall also declare the meeting adjourned at the virtual meeting platform.

(2: Omitted)

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month. In the event of a virtual shareholders meeting, shareholders intending to attend the meeting online shall re-register to the Company in accordance with Article	If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

II.

(Omitted below)	(Omitted below)

After the Amendment	Before the Amendment	Note

IX

Unless otherwise provided by law or regulation, the Company’s shareholders meeting shall be convened by the board of directors. Changes to how the Company convenes its shareholders meeting shall be resolved by the board of directors, and shall be made no later than mailing of the shareholders meeting notice.

	IX	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

The Company shall prepare electronic versions of the shareholders meeting notice and proxy forms, and the origins of and explanatory materials relating to all proposals, including proposals for ratification, matters for deliberation, or the election or dismissal of directors and upload them to the Market Observation Post System (MOPS) before 30 days before the date of a regular shareholders meeting or before 15 days before the date of a special shareholders meeting. The Company shall prepare electronic versions of the shareholders meeting agenda and supplemental meeting materials and upload them to the MOPS before 21

After the Amendment	Before the Amendment	Note
days before the date of the regular shareholders meeting or before 15 days before the date of the special shareholders meeting. If, however, the Company has the paid-in capital of NT$10 billion or more as of the last day of the most current fiscal year, or total shareholding of foreign shareholders and PRC shareholders reaches 30% or more as recorded in the register of shareholders of the shareholders meeting held in the immediately preceding year, transmission of these electronic files shall be made by 30 days before the regular shareholders meeting. In addition, before 15 days before the date of the shareholders meeting, the Company shall also have prepared the shareholders meeting agenda and supplemental meeting materials and made them available for review by shareholders at any time. The meeting agenda and supplemental materials shall also be displayed at the Company and the professional shareholder services agent designated thereby.

The Company shall make the meeting agenda and supplemental meeting materials in the preceding paragraph available to shareholders for review in the following manner on the date of the shareholders meeting:

1. For the physical shareholders meeting, to be distributed on-site at the meeting.

After the Amendment	Before the Amendment	Note
2. For the hybrid shareholders meeting, to be distributed on-site at the meeting and shared on the virtual meeting platform.

3. For the virtual-only shareholders meeting, electronic files shall be shared on the virtual meeting platform.

The reasons for convening a shareholders meeting shall be specified in the meeting notice and public announcement. With the consent of the addressee, the meeting notice may be given in electronic form.

Election or dismissal of directors, amendments to the articles of incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act, Articles 26-1 and 43-6 of the “Securities Exchange Act”, Articles 56-1 and 60-2 of the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers” shall be set out and the essential contents explained in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion. Where re-election of all directors as well as their inauguration date is stated in the notice of the reasons for convening the shareholders meeting, after the completion of the re-election in said meeting such inauguration date may not be altered by any extraordinary motion or otherwise in the same meeting.

After the Amendment	Before the Amendment	Note
A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act. The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period , method and places for shareholders to submit proposals in writing or electronically. Such period shall not be less than 10 days.	A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act. The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period , method and places for shareholders to submit proposals. Such period shall not be less than 10 days.

After the Amendment	Before the Amendment	Note
A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.	A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda. If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.	The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda. If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.

After the Amendment	Before the Amendment	Note
The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.	The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, the other members of the board of directors shall promptly assist the attending shareholders in electing a new chair in accordance with statutory procedures, by agreement of a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.	The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting.
After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

Amend Chinese wording.

After the Amendment	Before the Amendment	Note
XII A juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XII

When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

XIII

(1: Omitted)

Where a virtual shareholders meeting is convened, shareholders attending the virtual meeting online may raise questions in writing at the virtual meeting platform from the chair declaring the meeting open until the chair declaring the meeting adjourned. No more than two questions for the same proposal may be raised. Each question shall contain no more than 200 words. The regulations in Articles X to XII do not apply.

As long as questions so raised in accordance with the preceding paragraph are not in violation of the regulations or beyond the scope of a proposal, it is advisable the questions be disclosed to the public at the virtual meeting platform.

	XIII (1: Omitted)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

XIV

The chairman shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

	XIV The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note
(Delete)	XVI During the Meeting, the chairman may set time for intermission at his/her discretion.	Delete the paragraph with reference to Article XVII before amendment.

XVI

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation. (Omitted below)

XVII

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation. (Omitted below)

Amend Chinese wording and change the Article number.

XVII A shareholder shall be entitled to one vote for each share held, except when the shares are restricted shares or are deemed non-voting shares under Article 179, paragraph 2 of the Company Act.	XVIII	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and change the Article number.

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders; it is therefore advisable that the Company avoid the submission of extraordinary motions and amendments to original proposals.	Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

After the Amendment	Before the Amendment	Note
The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one. The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person or online shall revoke his/her Voting. Exercising via the same method he/she took previously to serve his/her Voting. Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail. Unless otherwise provided in the Company Act or the Company’s Articles of Incorporation, a resolution Incorporation, a resolution of the of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one. The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting.

Exercising via the same method he/she took previously to serve his/her Voting. Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail. Unless otherwise provided in the Company Act or the Articles of Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

After the Amendment	Before the Amendment	Note
At the time of a vote, for each proposal, the chair or a person designated by the chair shall first announce the total number of voting rights represented by the attending shareholders, followed by a poll of the shareholders. After the conclusion of the meeting, on the same day it is held, the results for each proposal, based on the numbers of votes for and against and the number of abstentions, shall be entered into the MOPS. When the Company convenes a virtual shareholders meeting, after the chair declares the meeting open, shareholders attending the meeting online shall cast votes on proposals and elections on the virtual meeting platform before the chair announces the voting session ends or will be deemed abstained from voting. In the event of a virtual shareholders meeting, votes shall be counted at once after the chair announces the voting session ends, and results of votes and elections shall be announced immediately. When the Company convenes a hybrid shareholders meeting, if shareholders who have registered to attend the meeting online in accordance with Article II decide to attend the physical shareholders meeting in person, they shall revoke their registration two days before the shareholders meeting in the same manner as they registered. If their registration is not revoked within the time limit, they may only attend the shareholders meeting online.

After the Amendment	Before the Amendment	Note
When shareholders exercise voting rights by correspondence or electronic means, unless they have withdrawn the declaration of intent and attended the shareholders meeting online, except for extraordinary motions, they will not exercise voting rights on the original proposals or make any amendments to the original proposals or exercise voting rights on amendments to the original proposal.

XVIII (Omitted)	XIX (Omitted)	Change the Article number.

XIX

Matters relating to the resolutions of a shareholders meeting shall be recorded in the meeting minutes. The meeting minutes shall be signed or sealed by the chair of the meeting and a copy distributed to each shareholder within 20 days after the conclusion of the meeting. The meeting minutes may be produced and distributed in electronic form. The Company may distribute the meeting minutes of the preceding paragraph by means of a public announcement made through the MOPS.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note

The meeting minutes shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their voting results (including the number of voting rights), and disclose the number of voting rights won by each candidate in the event of an election of directors. The minutes shall be retained for the duration of the existence of the Company. Where a virtual shareholders meeting is convened, in addition to the particulars to be included in the meeting minutes as described in the preceding paragraph, the start time and end time of the shareholders meeting, how the meeting is convened, the chair’s and secretary’s name, and actions to be taken in the event of disruption to the virtual meeting platform or participation in the meeting online due to natural disasters, accidents or other force majeure events, and how issues are dealt with shall also be included in the minutes.

When convening a virtual-only shareholder meeting, other than compliance with the requirements in the preceding paragraph, the Company shall specify in the meeting minutes alternative measures available to shareholders with difficulties in attending a virtual-only shareholders meeting online.

After the Amendment	Before the Amendment	Note

XX

On the day of a shareholders meeting, the Company shall compile in the prescribed format a statistical statement of the number of shares obtained by solicitors through solicitation, the number of shares represented by proxies and the number of shares represented by shareholders attending the meeting by correspondence or electronic means, and shall make an express disclosure of the same at the place of the shareholders meeting. In the event a virtual shareholders meeting, the Company shall upload the above meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

During the Company’s virtual shareholders meeting, when the meeting is called to order, the total number of shares represented at the meeting shall be disclosed on the virtual meeting platform. The same shall apply whenever the total number of shares represented at the meeting and a new tally of votes is released during the meeting. If matters put to a resolution at a shareholders meeting constitute material information under applicable laws or regulations or under Taiwan Stock Exchange Corporation regulations, the Company shall upload the content of such resolution to the MOPS within the prescribed time period.

After the Amendment	Before the Amendment	Note

XXI

The chairman may engage disciplinary officers or security personnel to assist to keep the order of the Meeting. Such disciplinary officers or security personnel shall wear armbands bearing the word “Proctor.” or identification cards. At the place of a shareholders meeting, if a shareholder attempts to speak through any device other than the public address equipment set up by the Company, the chair may prevent the shareholder from so doing.

XX

The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings” and change the Article number.

When a shareholder violates the rules of procedure and defies the chair’s correction, obstructing the proceedings and refusing to heed calls to stop, the chair may direct the proctors or security personnel to escort the shareholder from the meeting.

XXII

In the event of a virtual shareholders meeting, the Company shall disclose real-time results of votes and election immediately after the end of the voting session on the virtual meeting platform according to the regulations, and this disclosure shall continue at least 15 minutes after the chair has announced the meeting adjourned.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

After the Amendment	Before the Amendment	Note

XXIII

When the Company convenes a virtual-only shareholders meeting, both the chair and secretary shall be in the same location, and the chair shall declare the address of their location when the meeting is called to order.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

XXIV

In the event of a virtual shareholders meeting, the Company may offer a simple connection test to shareholders prior to the meeting, and provide relevant real-time services before and during the meeting to help resolve communication technical issues.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

In the event of a virtual shareholders meeting, when declaring the meeting open, the chair shall also declare, unless under a circumstance where a meeting is not required to be postponed to or resumed at another time under Article 44-20, paragraph 4 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events before the chair has announced the meeting adjourned, and the obstruction continues for more than 30 minutes, the meeting shall be postponed to or resumed on another date within five days, in which case Article 182 of the Company Act shall not apply. For a meeting to be postponed or resumed as described in the preceding paragraph, shareholders who have not registered to participate in the affected shareholders meeting online shall not attend the postponed or resumed session.

After the Amendment	Before the Amendment	Note
For a meeting to be postponed or resumed under the second paragraph, the number of shares represented by, and voting rights and election rights exercised by the shareholders who have registered to participate in the affected shareholders meeting and have successfully signed in the meeting, but do not attend the postpone or resumed session, at the affected shareholders meeting, shall be counted towards the total number of shares, number of voting rights and number of election rights represented at the postponed or resumed session.

During a postponed or resumed session of a shareholders meeting held under the second paragraph, no further discussion or resolution is required for proposals for which votes have been cast and counted and results have been announced, or list of elected directors.

When the Company convenes a hybrid shareholders meeting, and the virtual meeting cannot continue as described in second paragraph, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, still meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue, and not postponement or resumption thereof under the second paragraph is required.

After the Amendment	Before the Amendment	Note
Under the circumstances where a meeting should continue as in the preceding paragraph, the shares represented by shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, provided these shareholders shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

When postponing or resuming a meeting according to the second paragraph, the Company shall handle the preparatory work based on the date of the original shareholders meeting in accordance with the requirements listed under Article 44-20, paragraph 7 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”. For dates or period set forth under Article 12, second half, and Article 13, paragraph 3 of “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies”, and Article 44-5, paragraph 2, Article 44-15, and Article 44-17, paragraph 1 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the Company shall handle the matter based on the date of the shareholders meeting that is postponed or resumed under the second paragraph.

After the Amendment	Before the Amendment	Note

XXV

When convening a virtual-only shareholders meeting, the Company shall provide appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online.

	(None)	Amend in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings”.

XXVI (Omitted)	XXI (Omitted)	Change the Article number.

XXVII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. (Omitted) The sixth amendment was made on July 12, 2021. The seventh amendment was made on May 26, 2022.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. (Omitted) The sixth amendment was made on July 12, 2021.

Incorporate in the Date of this Amendment and change the Article number

Attachment 7

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Operational Procedures for Acquisition and Disposal of Assets

After the Amendment	Before the Amendment	Notes

Article 7.

The Company’s Operational Procedures for the Acquisition or Disposal of Real property, Equipment, and Right-of-use Assets thereof

(1~3: Omitted)

4.Appraisal report If the transaction amount of the acquisition or disposal of real property, equipment, or right-of-use assets thereof is greater than or equals to 20 percent of the company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, engagement with others to build on the company’s own land or leased land, or acquisition or disposal of equipment for business use or right-of-use assets thereof, the company shall obtain an appraisal report issued by a professional appraiser prior to the date of occurrence of such event and shall further comply with the following provisions:

((1)~(2) : Omitted)

(3) : If the professional appraiser’s appraisal results fall within the scope as follows, unless all the appraisal results for the acquisition of assets are higher than the transaction amount, or all the appraisal results for the disposal of assets are less than the transaction amount, a certified public accountant shall be engaged to render a specific opinion regarding the reason for the discrepancy and the reasonableness of the transaction price:

Article 7.

The Company’s Operational Procedures for the Acquisition or Disposal of Real property, Equipment, and Right-of-use Assets thereof

(1~3: Omitted)

4.Appraisal report If the transaction amount of the acquisition or disposal of real property, equipment, or right-of-use assets thereof is greater than or equals to 20 percent of the company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, engagement with others to build on the company’s own land or leased land, or acquisition or disposal of equipment for business use or right-of-use assets thereof, the company shall obtain an appraisal report issued by a professional appraiser prior to the date of occurrence of such event and shall further comply with the following provisions:

((1)~(2) : Omitted)

(3) : If the professional appraiser’s appraisal results fall within the scope as follows, unless all the appraisal results for the acquisition of assets are higher than the transaction amount, or all the appraisal results for the disposal of assets are less than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (hereinafter ARDF) and render a specific opinion regarding the reason for the discrepancy and the reasonableness of the transaction price:

In compliance with the competent authority’s amendment, considering that Article 5 has been amended and updated, requiring external experts to issue opinions should be handled in accordance with the self-discipline norms of the associations to which they belong, and the relevant text of the accountants should follow the audit standards bulletin should be deleted.

After the Amendment	Before the Amendment	Notes

i.   The discrepancy between the appraisal result and the transaction amount is greater than or equals to 20 percent of the transaction amount.

ii.  The discrepancy between the appraisal results of two or more professional appraisers is greater than or equals to 10 percent of the transaction amount.

(Omittedbelow)

i.   The discrepancy between the appraisal result and the transaction amount is greater than or equals to 20 percent of the transaction amount.

ii.  The discrepancy between the appraisal results of two or more professional appraisers is greater than or equals to 10 percent of the transaction amount.

(Omitted below)

Article 8.

Company’s Operational Procedures for the Acquisition or Disposal of Securities

(1~3: Omitted)

4.Expert opinion

Before the date of occurrence of the acquisition or disposal of securities by the company, the latest financial statements of the target company audited or reviewed by certified public accountant shall be acquired for the assessment and reference of transaction price. Shall the transaction price reaches 20 percent of the company’s paid-in capital or NT$300 million, opinions in respect of the reasonableness of transaction price is required to be sought from certified public accountant before the date of occurrence of such transaction.

Provided however, these requirements are not applicable if such securities have a public price from an active market or if the FSC require otherwise.

Article 8.

Company’s Operational Procedures for the Acquisition or Disposal of Securities

(1~3: Omitted)

4.Expert opinion

Before the date of occurrence of the acquisition or disposal of securities by the company, the latest financial statements of the target company audited or reviewed by certified public accountant shall be acquired for the assessment and reference of transaction price. Shall the transaction price reaches 20 percent of the company’s paid-in capital or NT$300 million, opinions in respect of the reasonableness of transaction price is required to be sought from certified public accountant before the date of occurrence of such transaction. If the certified public accountant engaged needs to use the report of an expert for its opinion, such certified public accountant shall do so in accordance with the provisions of Auditing Standards No. 20 published by ARDF; provided however, these requirements are not applicable if such securities have a public price from an active market or if the FSC require otherwise.

The reason of the amendment is the same as Article 7.

After the Amendment	Before the Amendment	Notes
(Omitted below)	(Omitted below)

Article 9.

Procedures for Transactions with a Related Party

(1: Omitted)

2. Evaluation Procedures and Operational Procedures If the company intends to acquire or dispose of real property or right-of-use assets thereof from or to a related party, or when the company intends to acquire or dispose of assets other than real property or right-of-use assets from or to a related party and the transaction amount reaches 20 percent of the company’s paid-in capital, 10 percent of the company’s total assets, or NT$300 million, except for buying or selling domestic government bonds, bonds under repurchase and resale agreements and subscribing or redeeming money market funds issued by domestic securities investment trusts, the company may not enter into a transaction contract or issue a payment until the following matters have been approved by more than one half of all members of the audit committee and then submitted to and approved by the Board’s resolution.

Article 9.

Procedures for Transactions with a Related Party

(1: Omitted)

2. Evaluation Procedures and Operational Procedures If the company intends to acquire or dispose of real property or right-of-use assets thereof from or to a related party, or when the company intends to acquire or dispose of assets other than real property or right-of-use assets from or to a related party and the transaction amount reaches 20 percent of the company’s paid-in capital, 10 percent of the company’s total assets, or NT$300 million, except for buying or selling domestic government bonds, bonds under repurchase and resale agreements and subscribing or redeeming money market funds issued by domestic securities investment trusts, the company may not enter into a transaction contract or issue a payment until the following matters have been approved by more than one half of all members of the audit committee and then submitted to and approved by the Board’s resolution:

In compliance with the competent authority’s amendment, in order to strengthen the management of related party transactions and to protect the rights and interests of shareholders, the Company or the subsidiary of a domestic non-public company acquire or dispose of assets from related parties and the transaction amount reaches 10 percent of the Company’s total assets, the Company may not enter into a transaction contract or issue a payment until related documents have been approved by the shareholders meeting. But, it is not applicable for the transactions between the Company and its parent company, subsidiaries, or their subsidiaries.

After the Amendment	Before the Amendment	Notes
However, for the company or the subsidiary of a domestic non-public company, if the transaction amount reaches 10 percent of the company’s total assets, the company may not enter into a transaction contract or issue a payment until the following matters have been approved by the shareholders meeting. But, it is not applicable for the transactions between the company and its parent company, subsidiaries, or their subsidiaries.

((1)~(7): Omitted)	((1)~(7): Omitted)

The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions that have been approved by the shareholders meeting and the Board and recognized by the Audit Committee in accordance with this Operational Procedures shall not be counted toward such transaction amounts.	The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions that have been approved by the Board and recognized by the Audit Committee in accordance with this Operational Procedures shall not be counted toward such transaction amounts.

(Omitted below)	(Omitted below)

After the Amendment	Before the Amendment	Notes
Article 10.	Article 10.	The reason of the amendment is the same as Article 7.
Procedures for Acquiring or Disposing of Memberships or Intangible Assets or the Right-of-Use Assets thereof	Procedures for Acquiring or Disposing of Memberships or Intangible Assets or the Right-of-Use Assets thereof

(1~3: Omitted)

4. Expert opinion

If the company’s acquisition or disposal of memberships or intangible assets or right-of-use assets thereof is greater than or equals to 20 percent of company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, a certified public accountant shall be engaged to provide opinions regarding the reasonableness of transaction price prior to the date of the occurrence.

(Omitted below)

(1~3: Omitted)

4. Expert opinion

If the company’s acquisition or disposal of memberships or intangible assets or right-of-use assets thereof is greater than or equals to 20 percent of company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, a certified public accountant shall be engaged to provide opinions regarding the reasonableness of transaction price prior to the date of the occurrence. The certified public accountant shall handle the matter in accordance with the provision of Auditing Standards No. 20 published by ARDF.

(Omitted below)

Article 19.	Article 19.	In compliance with the competent authority’s amendment, the relaxation of the trading of foreign bonds with credit rating not lower than our country’s sovereign rating are exempted from public announcement.
Public Announcement and Declaration of Acquisition or Disposal of Asset	Public Announcement and Declaration of Acquisition or Disposal of Asset

1. Under any of the following circumstances, when acquiring or disposing of assets, the company shall publicly announce and report to the website designated by the FSC in the appropriate format as prescribed by the regulations within two days from the date of occurrence of the event:

((1)~(5): Omitted)

(6) Where the amount of an asset transaction other than any of those referred to in the preceding five subparagraphs or a Mainland China Area Investment reaches or exceeds 20 percent of the paid-in capital of the company or NT$300 million; provided, however, that this shall not apply in the following circumstances:

1. Under any of the following circumstances, when acquiring or disposing of assets, the company shall publicly announce and report to the website designated by the FSC in the appropriate format as prescribed by the regulations within two days from the date of occurrence of the event:

((1)~(5): Omitted)

(6) Where the amount of an asset transaction other than any of those referred to in the preceding five subparagraphs or a Mainland China Area Investment reaches or exceeds 20 percent of the paid-in capital of the company or NT$300 million; provided, however, that this shall not apply in the following circumstances:

After the Amendment	Before the Amendment	Notes
i. Trading of domestic government bonds or foreign bonds with a credit rating not lower than our country’s sovereign rating.	i. Trading of domestic government bonds.

(Omitted below)	(Omitted below)

Article 23.

This Operational Procedures were enacted on June 26, 2003. The first amendment thereto was made on June 28, 2007. The second amendment thereto was made on June 22, 2012. The third amendment thereto was made on June 12, 2014. The fourth amendment thereto was made on May 26, 2017. The fifth amendment thereto was made on June 10, 2019. The sixth amendment thereto was made on May 26, 2022.

Article 23.

This Operational Procedures were enacted on June 26, 2003. The first amendment thereto was made on June 28, 2007. The second amendment thereto was made on June 22, 2012. The third amendment thereto was made on June 12, 2014. The fourth amendment thereto was made on May 26, 2017. The fifth amendment thereto was made on June 10, 2019.

Incorporate in the Date of this Amendment.

Attachment 8

ChipMOS TECHNOLOGIES INC.

List of Release the Prohibition on Directors

from Participation in Competitive Business

No	Title	Name	Current positions at the other company
1	Independent Director	Hong-Tzer Yang	Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd. Director of AeroVision Avionics Inc.

2	Independent Director	Hui-Fen Chan	Independent Director of Taiwan Mask Corp. (candidate)

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules of Procedure for Shareholders’ Meeting (Before Revisions)

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules of Procedure for Shareholders’ Meeting (the “Rules”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents.

Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV	The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting.

The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. and announce relevant information such as the number of non-voting rights and the number of shares present.

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period , method and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X

A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII

When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

The election of directors at a shareholder’s meeting shall be held in accordance with the applicable election and appointment rules adopted by the Company, and the voting results shall be announced on-site immediately, including the name and the number of voting rights by each candidate.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.

However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person.

However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting. Exercising via the same method he/she took previously to serve his/her Voting.

Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

XIX

If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX

The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020. The sixth amendment was made on July 12, 2021.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation (Before Revisions)

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “南茂科技股份有限公司” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080 Electronic Parts and Components Manufacturing,

I501010 Product Designing,

F119010 Wholesale of Electronic Materials,

CC01120 Data Storage Media Manufacturing and Duplicating, and

F401010 International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITALSTOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements. The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company shall adopt exercise of voting rights by electronic means and may adopt exercise of voting rights by correspondence. The method of exercise shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act, Article 26-1 and Article 43-6 of the Securities and Exchange Act, Article 56-1 and Article 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions.

The meeting convened by the shareholders’ meeting has specified the full re-election of directors, and stated the date of appointment. After the election of the shareholders’ meeting is completed, the same meeting shall not change its appointment date by temporary motion or other methods.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the voting results (including the numbers of votes). If there is the election of directors at the shareholders’ meeting, the numbers of votes with which they were elected shall be announced, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company’s rules related to the election of directors and independent directors.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors.

The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers.

The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least quarterly. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1. review the business policy and mid-term and long-term development plan;

2. review and supervise the operation of the annual business plan;

3. review and approve the budget and review the settlement of accounts;

4. review plans for increase or decrease in capital;

5. review proposals for the distribution of profits or covering of losses;

6. review and approve material agreements;

7. submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company; 8. review and approve the charter documents and important business rules of the Company; 9. approve material project of capital expenditure;

10. appoint and terminate the president and vice president(s);

11. execute the resolutions of the shareholders’ meeting;

12. hold the shareholders’ meeting and prepare business reports; and

13. handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company should purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020. The twentieth amendment was made on July 12, 2021.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: March 28, 2022

Title	Name	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	6,150,161	0.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Kun-Yi Chien	78,910,390	10.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Bright Yeh
Director	Silvia Su	340,101	0.05%
Independent Director	Chin-Shyh Ou	0	0%
Independent Director	Kuei-Ann Wen	0	0%
Independent Director	Hui-Fen Chan	0	0%
Independent Director	Yeong-Her Wang	0	0%
Independent Director	Hong-Tzer Yang	0	0%

Shareholdings of All Directors		85,400,652	11.75%

Note: 1. As of March 28, 2022, the total amount of issued shares of the Company is 727,240,126 shares.

2.

The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.